Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
April 30, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lauren Nguyen

Re:	Roadrunner Transportation Systems, Inc.
Registration Statement on Form S-1
File No. 333-152504
Dear Ms. Nguyen:
          We express our appreciation for your prompt review of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on Form S-1 of Roadrunner Transportation Systems, Inc. (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 5 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2010. In conjunction with these responses, the Company is filing Amendment No. 6 to the Registration Statement (the “Amendment”) via EDGAR.
          The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, we have enclosed courtesy copies of the Amendment marked to show changes from Amendment No. 5.
Prospectus
Prospectus Summary
1.	Staff Comment: We note your response to our prior comment 2 and added disclosure, and reissue. Please further expand your balancing disclosure to more fully describe how the weakened economy and certain negative trends in your industry impacted your company in 2009.

Company Response: Pursuant to your request, the Company has expanded the disclosure in “Prospectus Summary — Our Competitive Strengths” to more fully describe how the weakened economy and certain negative trends in the Company’s industry impacted the Company in 2009. The Company believes that the revisions made in response to this comment and Staff comment 2 below are best addressed collectively in “Prospectus Summary — Our Competitive Strengths.”

Securities and Exchange Commission
Attention: Lauren Nguyen
April 30, 2010

Our Competitive Strengths
2.	Staff Comment: We note your response to our prior comment 3 and reissue as you did not provide a more balanced picture of your business and industry in general, including challenges you face as the less-than-truckload industry experienced industry decreases in 2009.

Company Response: Pursuant to your request, the Company has expanded the disclosure in “Prospectus Summary — Our Competitive Strengths” to provide a more balanced picture of its business and industry, including challenges the Company faced in 2009.
The Offering
3.	Staff Comment: See the sentence that describes the number of common stock to be outstanding after the offering. To facilitate the readers’ understanding, please provide a table under the bullet points that reconciles the 29,535,460 shares of common stock to be outstanding after the offering with the total number of common shares outstanding as of the most recent balance sheet included in the filing. We suggest that you include information comparable to that provided to the staff in the two column “Share Count” presentation in Appendix I of your most recent correspondence.

Company Response: Pursuant to your request, the Company has included additional disclosures to reconcile the shares of common stock to be outstanding after the offering with the total number of shares of common stock outstanding as of December 31, 2009, which is the most recent balance sheet included in the filing.
Capitalization Table
4.	Staff Comment: Refer to the first bullet. Please revise to indicate that the actual column shown in the table gives retroactive effect solely to the conversion of all of your shares of Class A common stock, Class B common stock, and Series B convertible preferred stock at a conversion rate of 149.314-for-1 basis (in the form of a stock split). Further, expand the second bullet to indicate that in connection with consummation of the IPO, all such shares will be converted into a single class of new common stock.

Company Response: Pursuant to your request, the Company has revised the disclosure to indicate that the actual column shown in the table gives retroactive effect solely to the conversion of all of the Company’s shares of Class A common stock, Class B common stock, and Series B convertible preferred stock. Additionally, the Company has expanded the second bullet to indicate that, in connection with the consummation of the IPO, all such shares will be converted into a single class of new common stock.

5.	Staff Comment: Given the complexity of the transactions and in view of the fact that you will not be providing pro forma financial information in connection with the GTS acquisition, please expand this disclosure to also include the related detailed schedules provided to the staff in Appendix I of your most recent correspondence. We refer to the schedules for total debt, additional paid-in capital, and retained deficit. This may enable you to simplify and/or cross-reference in the accompanying footnotes.

Company Response: Pursuant to your request, the Company has revised the footnotes to the Capitalization table to provide more detailed information relating to the various adjustments reflected in the schedules provided to the Staff.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 30, 2010

6.	Staff Comment: In addition, please refer to the line item titled “Newly issued common stock.” With respect to the number of shares issued and outstanding as adjusted for the offering and the number of shares issued and outstanding as adjusted for the offering and the GTS merger, please cross-reference or reconcile to the figures in the table of shares now presented under “The Offering” on page 6.

Company Response: Pursuant to your request, the Company has included a cross-reference to “The Offering” for the more detailed reconciliation of the shares expected to be outstanding after the offering to the shares outstanding as of December 31, 2009.
Dilution Table
7.	Staff Comment: Please consider revising the beginning of the first paragraph to disclose, if true, that your actual net tangible book value as of December 31, 2009 (determined as total tangible assets, which excludes goodwill of $210.8 million and other intangible assets of $1.4 million, less total liabilities) was a deficit of $(92.5) million or $(5.38) per share of common stock. Also, disclose that for purposes of dilution, and as the GTS merger is conditioned upon the IPO, you have further assumed that the GTS merger has occurred and has had the impact of an additional $(15.5) million net tangible book deficit resulting in a pro forma net tangible book deficit as of December 31, 2009 of $(108.0) million or $(5.33) per share.

Company Response: Pursuant to your request, the Company has revised the disclosure to include the net tangible book value for each of the Company and GTS as of December 31, 2009, and to clarify that the pro forma calculation reflects the GTS merger.
New Credit Facility
8.	Staff Comment: We note your response to our prior comment 13. Please tell us whether letters of commitment have been entered into in connection with the new credit facility. If so, please file such agreements as exhibits to the registration statement.

Company Response: Pursuant to your request, the Company has revised the disclosure to state that U.S. Bank has provided a commitment letter with respect to the new credit facility. In addition, pursuant to your request, that commitment letter has been filed as Exhibit 10.18 to the Amendment.
Business
9.	Staff Comment: Refer to our prior comment 1. Please revise the last sentence to clearly refer to your net income in addition to operating income for the 2008 and 2009 periods. We also note similar disclosure throughout the Business section. Revise your disclosure throughout the prospectus.

Company Response: Pursuant to your request, the Company has revised the last sentence of the first paragraph to disclose net income for the 2008 and 2009 periods. Additionally, the Company has made comparable revisions elsewhere in the prospectus.
Third-Party Logistics
10.	Staff Comment: We note the disclosure that despite a downturn in 2009, the third-party logistics sector enjoyed significant growth during two prior decades. Revise the

Securities and Exchange Commission
Attention: Lauren Nguyen
April 30, 2010

disclosure to remove inferences that the third-party logistics sector may enter into periods of significant growth again because you cannot provide assurances as to such growth.

Company Response: Pursuant to your request, the Company has revised the disclosure to clarify that, notwithstanding the sector decline in 2009, the Company believes that the 3PL market will expand in the future.
Our Growth Strategies
11.	Staff Comment: See the paragraph beginning with “Continue Generating Operating Improvements. . .” Please delete the sentence “Had these improvements been implemented at the beginning of 2009 . . . additional operating income of approximately $5.3 million during 2009” as such is not factually supportable.

Company Response: Pursuant to your request, the Company has revised the disclosure to clarify that it would have generated additional cost savings in 2009 had the headcount reductions and other initiatives been implemented at the beginning of 2009. The Company supplementally confirms to the Staff that the cost reductions are based on quantifiable and objective measures.
Junior Subordinated Notes
12.	Staff Comment: Revise to identify the name of the Baird Affiliate.

Company Response: Pursuant to your request, the Company has revised the disclosure to identify the name of the Baird Affiliate.
Financial Statements
Report of Independent Registered Public Accounting Firm
13.	Staff Comment: Prior to effectiveness of the Form S-1 Registration Statement, please include an unrestricted auditors’ report in the filing, along with an unrestricted Exhibit 23 of the accountants’ consent.

Company Response: Pursuant to your request, a future pre-effective amendment to the registration statement will include an unrestricted auditors’ report along with an unrestricted Exhibit 23 of the accountants’ consent.
Note 7. Stockholders’ Investment
14.	Staff Comment: See the last paragraph under the heading of Common Stock pertaining to the March 2007 increase in authorized capital stock. Please check to ensure that all of your changes made are reflective of the 149.314-for-1 conversion ratio. For example, we noted that pre-conversion authorized capital stock was 305,000 which should have resulted in post-conversion shares of 45.5 million. Please advise or revise.

Company Response: The Company respectfully advises the Staff that the 5,000 shares of Series A mandatorily redeemable preferred stock included in the 305,000 pre-conversion authorized shares will not be subject to the 149.314-for-1 conversion/stock split.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 30, 2010

Note 16. Subsequent Event
15.	Staff Comment: See the discussion of the pro forma balance sheet. Please clarify that all of the outstanding 12,000 pre-split (or 2,082,766 post-split) shares of Series B preferred stock will be converted into newly issued common stock, and that such post-split shares reflect an additional 290,998 shares representing accrued but unpaid dividends as of December 31, 2009 that also will be converted into newly issued common stock.

Company Response: The Company has clarified that all of the outstanding shares of Series B preferred stock will be converted into a total of 2,082,776 shares of Class A common stock, and that such post-split shares include 290,998 shares issuable upon conversion of accrued but unpaid dividends as of December 31, 2009. The revised disclosure also states that the Class A common stock will be converted into the newly authorized common stock in connection with the offering.
Part II. Recent Sales of Unregistered Securities
16.	Staff Comment: Please explain to us how Rule 701 would apply to the GTS employees’ receipt of your options as part of the GTS merger.

Company Response: The Company has revised the disclosure to indicate that the Company will rely upon Section 4(2) of the Securities Act of 1933 for the issuance of common stock in connection with the GTS merger and the assumption/conversion of the GTS options in connection with the GTS merger. The Company supplementally advises the Staff that the Company plans to file a Form S-8 subsequent to the consummation of the IPO, which Form S-8 will register shares of the Company’s common stock issuable upon exercise of the GTS stock options that the Company is assuming in connection with the GTS merger.
Age of Financial Statements
17.	Staff Comment: Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: The Company has considered, and continues to be mindful of, the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
Consents of Independent Registered Public Accounting Firm
18.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Company Response: The Amendment contains currently dated accountants’ consents. The Company is mindful of its obligations under Rule 402 of Regulation C.
* * * *
          Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.
          The Company acknowledges your references regarding requests for acceleration of the registration statement, including to Rules 460 and 461. The Company will include the requested

Securities and Exchange Commission
Attention: Lauren Nguyen
April 30, 2010

acknowledgments and will provide the Staff with adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.
          Your continued prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,

/s/ Brandon Lombardi

Brandon Lombardi
For the Firm

cc:	Mark DiBlasi
Beverly Singleton